Exhibit 100.0

NICE Adaptive WFO Receives the Frost & Sullivan Award for Its Real-time Scheduling Solution

NICE Adaptive Workforce Engagement is the only comprehensive, integrated, and intelligent automation solution that meets both dynamic intraday staffing and employee empowerment needs

Hoboken, N.J., November 28, 2017 – NICE (Nasdaq:NICE) today announced that it has received Frost & Sullivan’s 2017 Customer Value Leadership Award for its intelligent empowerment solutions in the contact center industry. The award recognizes the company’s cloud-based Adaptive Workforce Engagement solution for uniquely empowering employees, supervisors, and workforce administrators with automated, analytics-based intraday scheduling optimization. NICE offers the only organically integrated adaptive workforce optimization (WFO) solution on the market.

Frost & Sullivan recognized NICE’s adaptive WFO solution for enabling comprehensive real-time responses to dynamic staffing and employee needs. Specifically, the solution dramatically improves employee engagement with personalized mobile-friendly scheduling control and reduces the time it takes to handle intraday staffing issues, thus ensuring consistent service levels. These advantages were cited as providing significant price and performance value, while empowering the contact center workforce.

By automating the schedule-change and scheduling processes and placing more power in the hands of employees, NICE’s Adaptive WFO solution improves agent morale. As cited by Frost & Sullivan, research by Millennial Branding showed that 45 percent of Millennials would choose workplace flexibility over higher pay, confirming the belief among over one-third of the members of the Society of Workforce Planning Professionals that new employees prefer schedule-change empowerment over a starting salary increase of 5-10 percent.

“For thirty-plus years, much has been written about the conflicting priorities that contact center management has faced in balancing the requirements to manage costs and increase operational efficiencies, while improving the agent and customer experience,” according to Nancy Jamison, Principal Analyst, Digital Transformation, Frost & Sullivan. “NICE has been able to elegantly navigate the conflicting priorities found in the contact center, effectively transforming agents into active workforce management partners to optimize overall staffing levels.”

Miki Migdal, president of the NICE Enterprise Product Group
“NICE’s cloud-based Adaptive Workforce Engagement solution provides a completely new way of interacting with and managing the workforce. The Frost & Sullivan award confirms the remarkable impact such a solution has on the customer service market, creating a three-way win for employees, organizations, and end customers with real-time responses to the smallest fluctuations in demand. By combining adaptive capabilities, automation, and greater agent visibility, Adaptive Workforce Engagement is the next innovation in our ongoing reinvention of customer service.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972 9 775 3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations, and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate, or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products, and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies, and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulations, or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.